UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68488

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2017** (MM/DD/YY) AND ENDING **12/31/2017** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Wellford Capital Markets, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 E 42nd Street, Suite 1310
(No. and Street)

New York	**NY**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Walter R Costenbader **860-997-4160**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Bauer & Company, LLC
(Name - if individual, state last, first, middle name)

5910 Courtyard Drive, #230	**Austin**	**TX**	**78731**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

STATE OF NEW YORK
COUNTY OF NEW YORK

OATH OR AFFIRMATION

I, Bret J. Logue, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Wellford Capital Markets, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

February 26, 2018

Notary Public

DAVID HELMAN
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01HE6107875
Qualified in Nassau County
Commission Expires April 12, 2020

CERTIFICATES FILED IN ALBANY, BRONX, KINGS, NEW YORK, ORANGE, PUTNAM, QUEENS, RICHMOND, ROCKLAND, SUFFOLK, AND WESTCHESTER COUNTIES

This report* contains (check all applicable boxes):

√	(a)	Facing page.
X	(b)	Statement of Financial Condition.
X	(c)	Statement of Income (Loss).
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
X	(g)	Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
	(h)	Computation for determination of reserve requirements pursuant to Rule 15c3-3.
	(i)	Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
X	(j)	A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
	(k)	A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X	(l)	An oath or affirmation.
	(m)	A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
X	(n)	Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WELLFORD CAPITAL MARKETS, LLC

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2017
AND REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

WELLFORD CAPITAL MARKETS, LLC
(A LIMITED LIABILITY COMPANY)

Table of Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Wellford Capital Markets, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Wellford Capital Markets, LLC as of December 31, 2017, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Wellford Capital Markets, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Wellford Capital Markets, LLC's management. Our responsibility is to express an opinion on Wellford Capital Markets, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Wellford Capital Markets, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 (Schedule I), Computation for Determination of Reserve Requirements Under Rule 15c3-3 (Schedule II) and Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (Schedule III) (collectively, the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Wellford Capital Markets, LLC's financial statements. The Supplemental Information is the responsibility of Wellford Capital Markets, LLC's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BAUER & COMPANY, LLC

Bauer & Company, LLC

We have served as Wellford Capital Markets, LLC's auditor since 2015.

Austin, Texas
February 26, 2018

Bauer & Company, LLC
5910 Courtyard Drive #230 Austin, TX 78731
Tel 512.731.3518 / www.bauerandcompany.com

WELLFORD CAPITAL MARKETS, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash and cash equivalents	$	279,042
Accounts receivable		60,000
Prepaid expenses		2,153
Security deposit		34,162
Goodwill		38,347
TOTAL ASSETS	$	413,704

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accrued expenses	$	6,230
Rent liability		6,648
TOTAL LIABILITIES	$	12,878
MEMBER'S EQUITY		400,826
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	413,704

See Notes to Financial Statements.

WELLFORD CAPITAL MARKETS, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2017

REVENUE		
Advisory fees	$	1,317,552
Expense reimbursements		(7,837)
Total revenue		1,309,715
OPERATING EXPENSES		
Consulting and commissions		704,000
Travel and entertainment		9,452
Salaries and related expenses		234,928
Legal and professional fees		76,836
Rent		79,546
Taxes and licenses		3,229
Bad debt		34,685
Office		1,385
Other operating expenses		1,165
Total operating expenses		1,145,226
NET INCOME	$	164,489

See Notes to Financial Statements.

WELLFORD CAPITAL MARKETS, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

MEMBER'S EQUITY, JANUARY 1	$	256,337
Net income		164,489
Member distributions		(20,000)
MEMBER'S EQUITY, DECEMBER 31	$	400,826

WELLFORD CAPITAL MARKETS, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

OPERATING ACTIVITIES		
Net income	$	164,489
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Decrease in accounts receivable		32,320
Decrease in unbilled expense reimbursement		13,641
Increase in prepaid expense		(2,152)
Decrease in accrued expense		(5,856)
Decrease in due to related party		(2,894)
Decrease in rent liability		(4,459)
Net cash provided by operating activities		195,089
FINANCING ACTIVITIES		
Member distributions		(20,000)
Cash used in financing activities		(20,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS		175,089
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		103,953
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$	279,042

See Notes to Financial Statements.

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

Wellford Capital Markets, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company, a Delaware limited liability company ("LLC"), received its approval for membership on December 22, 2010.

The Company conducts business in the private placement of securities, merger and acquisition advisory services, and best efforts underwriting.

Since the Company is an LLC, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee.

Basis of Presentation

The Company keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America, which is required by the SEC and FINRA.

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Accounts receivable

Accounts receivable are uncollateralized customer obligations due under normal trade terms generally requiring payment within 30 days from the invoice date. Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to valuation allowance based on its assessment of the current collectability status of accounts, which includes specific losses for known troubled accounts and other available evidence. At December 31, 2017, management considers all accounts receivable to be fully collectible, therefore no allowance for uncollectible amounts is necessary.

Goodwill

Goodwill is tested annually for impairment. At December 31, 2017, no impairment has been determined.

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

Income Taxes

The Company is a single member limited liability company and as such, is not required to file its own tax return. Accordingly no provision for income taxes are provided in the financial statements as they are the responsibility of the individual member.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes the entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

Revenue Recognition

Advisory fees are determined on a case by case basis according to the terms negotiated by management and are generally recognized at the time the services are completed and the income is reasonably determinable. Non-refundable retainers are generally recognized when received and are applied against transaction fees upon closing, if applicable.

Reimbursable expense income is recognized at the time the expenses are incurred.

The Company is evaluating new revenue recognition standards for brokers and dealers and will implement as required.

Concentrations

During the year ended December 31, 2017, 54% of total revenues were earned from a single customer and 100% of Accounts Receivable are due from the same customer.

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash.

Recent Accounting Pronouncements
Revenue Recognition

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). The new accounting standard, along with its related amendments, replaces the current rules-based U.S. GAAP governing revenue recognition with a principles-based approach. The Company adopted the new standard on January 1, 2018 using the modified retrospective approach, which requires the Company to apply the new revenue standard to (i) all new revenue contracts entered into after January 1, 2018 and (ii) all existing revenue contracts as of January 1, 2018 through a cumulative adjustment to equity. In accordance with this approach, our revenues for periods prior to January 1, 2018 will not be revised.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
Recent Accounting Pronouncements (continued)
Revenue Recognition (continued)

The core principle in the new guidance is that a company should recognize revenue in a manner that fairly depicts the transfer of goods or services to customers in amounts that reflect the consideration the company expects to receive for those goods or services. In order to apply this core principle, companies will apply the following five steps in determining the amount of revenues to recognize: (i) identify the contract; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the performance obligation is satisfied. Each of these steps involves management's judgement and an analysis of the material terms and conditions of the contract.

We do not anticipate that there will be material differences in the amount or timing of revenues recognized following the new standard's adoption date. Although total revenues may not be materially impacted by the new guidance, we do anticipate significant changes to our disclosures based on the additional requirements prescribed by ASC 606. These new disclosures include information regarding the significant judgements used in evaluation when and how revenue is (or will be) recognized and data related to contract assets and liabilities.

Lease Accounting
In February 2016, the FASB issued ASC 842, Leases ("ASC"), which requires substantially all leases (with the exception of leases with a term of one year of less) to be recorded on the balance sheet using a method referred to as the right-of-use ("ROU") asset approach. We plan to adopt the new standard on January 1, 2019 using the modified retrospective method described within ASC 842.

The new standard introduces two lease accounting models, which result in a lease being classified as either a "finance" or "operating" lease on the basis of whether the lease effectively obtains control of the underlying asset during the lease term. A lease would be classified as a finance lease if it meets one of five classification criteria, four of which are generally consistent with current lease accounting guidance. By default, a lease that does not meet the criteria to be classified as a finance lease will be deemed an operating lease. Regardless of classification, the initial measurement of both types will result in the balance sheet recognition of a ROU asset representing a company's right to use the underlying asset for a specified period of time and a corresponding lease liability. The lease liability will be recognized at the present value of the future lease payments, and the ROU asset will equal the lease liability adjusted for any prepaid rent, lease incentives provided by the lessor, and any indirect costs.

The subsequent measurement of each type of lease varies. Leases classified as a finance lease will be accounted for using the effective interest method. Under this approach, a lessee will amortize the ROU asset (generally on a straight-line basis in a manner similar to depreciation) and the discount on the lease (as a component of interest expense). Leases classified as an operating lease will result in the recognition of a single lease expense amount that is recorded on a straight-line basis (or another systematic basis, if more appropriate).

We are in the process of reviewing our lease agreements in light of the new guidance. Although we are in the early stages of our ASC 82 implementation project, we anticipate that this new lease guidance will cause significant changes to the way leases are recorded, presented and disclosed in our financial statements.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Management Review

The Company evaluated subsequent events through the date of the independent auditors report, the date the financial statements were available to be issued. As of January 15, 2018, the Company changed its name to Grandview Capital Markets, LLC. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

2. **NET CAPITAL REQUIREMENTS**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2017, the Company had net capital of $266,164, which was $261,164 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 4.84%.

3. **RELATED PARTY TRANSACTIONS**

The Company has an expense sharing agreement with an entity under common control (the "Affiliate"), wherein the Company reimburses the Affiliate for expenses paid on its behalf. These expenses include, but are not limited to, employee salaries, rent, office and administrative supplies and travel. Such expenses are categorized accordingly and reflected on the accompanying Statement of Operations. The Company recorded $251,635 in expenses during the year ended December 31, 2017. In addition the affiliate reimburses the Company for rent. The toil reimbursed to the Company for rent for the year ended December 31, 2017 was $76,467. The amount outstanding to the Affiliate under the agreement as of December 31,2017 was $0.

4. **COMMITMENTS AND CONTINGENCIES**

The Company leases office space under operating leases expiring in October 2018. The Company recognizes rent expense on a straight-line basis over the lease term. Total rent expense under the leases was $79,546 for the year ended December 31,2017.

Future minimum lease commitments under non-cancelable operating leases at December 31, 2017 are as follows:

2018	$	114,470
Total minimum lease payments	$	114,470

The Company has evaluated commitments and contingencies in accordance with Accounting Standards Codification 450, *Contingencies* (ASC450) and Accounting Standards Codification 440 Commitments (ASC 440). Management has determined that no significant commitments and contingencies exist as of December 31, 2017.

WELLFORD CAPITAL MARKETS, LLC

(A LIMITED LIABILITY COMPANY)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2017

	SCHEDULE I
TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$ 400,826
DEDUCTIONS AND/OR CHARGES	
Non-allowable assets:	
Accounts receivable	(60,000)
Unbilled reimbursable expenses	(2,153)
Security deposit	(34,162)
Goodwill	(38,347)
NET CAPITAL	266,164
AGGREGATE INDEBTEDNESS	
Accounts payable	6,230
Rent liability	6,648
Total aggregate indebtedness	12,878
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	5,000
Excess net capital	261,164
Net capital in excess of the greater of: 10% of aggregate indebtedness or 120% of minimum net capital requirement	$ 260,164
Percentage of aggregate indebtedness to net capital	4.84%

Note: The above computation does not differ from the computation of net capital
Under Rule 15c3-1 as of December 31, 2017 as reported on January 24, 2018 by
Wellford Capital Markets, LLC on Form X-17A-5. Accordingly, no reconciliation is
deemed necessary.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.



BAUER
& COMPANY
audit & accounting services

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Wellford Capital Markets, LLC

We have reviewed management's statements, included in the accompanying Exemption Report Year Ended December 31, 2017, in which (1) Wellford Capital Markets, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Wellford Capital Markets, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Wellford Capital Markets, LLC stated that Wellford Capital Markets, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Wellford Capital Markets, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Wellford Capital Markets, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BAUER & COMPANY, LLC

Bauer & Company, LLC

Austin, Texas
February 26, 2018

Bauer & Company, LLC
5910 Courtyard Drive #230 Austin, TX 78731
Tel 512.731.3518 / www.bauerandcompany.com

WELLFORD CAPITAL MARKETS, LLC

EXEMPTION REPORT

YEAR ENDED DECEMBER 31, 2017

We, as members of management of Wellford Capital Markets, LLC (the Company) are responsible for complying with 17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R §240.17a-5 and the exemption provisions in 17 C.F.R §240.15c3-3(k) (the "exemption provisions"). Based on this evaluation we make the following statements to the best knowledge and belief of the Company:

1. We identified the following provisions of 17 C.F.R §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R §240.15c3-3: (k)(2)(i).
2. We met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2017 without exception.

The Company is exempt from the provisions of 17 C.F.R §240.15c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(2)(i) of such Rule) as the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for, or owe money or securities to, customers.

Wellford Capital Markets, LLC



Bret Logue

CEO